Exhibit 99.3

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

(or any adjourned or postponed meeting thereof)

to Be Held on November 28, 2024

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Bright Scholar Education Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value US$0.00001 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom on November 28, 2024 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about November 5, 2024.

Only the holders of record of the Ordinary Shares at the close of business on October 24, 2024 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents four Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 31,314,817 Class A ordinary shares (including Class A ordinary shares underlying ADSs) and 87,590,000 Class B ordinary shares are outstanding.

The quorum of the AGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the AGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the AGM acts as proxy and is entitled to exercise her discretion, he has indicated he will vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to its principal executive offices at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Hui Zhang) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the AGM.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to Be Held on November 28, 2024

(or any adjourned or postponed meeting thereof)

I/We _______________________________ [insert name] of _______________________________________ [insert address] being the registered holder of _________ Class ___________ ordinary shares(1), par value US$0.00001 per share, of Bright Scholar Education Holdings Limited (the “Company”) hereby appoint the Chairperson of the Annual General Meeting (the “Chairperson”)(2) or __________________________________ of as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, in his or her discretion(3).

RESOLUTION:	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated , 2024	Signature(s)(4)

(1)	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)	If any proxy other than the Chairperson is preferred, strike out the words “the Chairperson of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairperson acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the AGM Notice which has been properly put to the AGM.

(4)	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.